Exhibit 99.1

News Release

Forward Pharma Announces Results of Extraordinary General Meeting

•                  Forward obtains shareholder approval for Settlement and License Agreement with Biogen

COPENHAGEN, Denmark, February 1, 2017 (GLOBE NEWSWIRE) — Forward Pharma A/S (NASDAQ:FWP) (“we” or “Forward”) today announced that, at an extraordinary general meeting of its shareholders held on February 1, 2017 (the “Extraordinary General Meeting”), the requisite two-thirds majority of the votes cast as well as the share capital represented at the Extraordinary General Meeting approved the entry into a Settlement and License Agreement with two wholly owned subsidiaries of Biogen Inc. and certain other parties (the “License Agreement”).

Forward is entitled to a non-refundable cash fee of US$ 1.25 billion within five business days of the Extraordinary General Meeting pursuant to the terms of the License Agreement. Under certain circumstances, Biogen will also be obligated to pay Forward royalties of up to 10-20% of net sales of Biogen products, including Tecfidera, approved for the treatment of multiple sclerosis that are covered by a Forward patent and have dimethyl fumarate as an active pharmaceutical ingredient.

Forward expects to file today a Form 6-K with the United States Securities and Exchange Commission noting the results of the Extraordinary General Meeting.  The summary of the License Agreement above does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the License Agreement filed as an exhibit to the Form 6-K filed on January 17, 2017 and is also available on Forward’s website, http://www.forward-pharma.com, and Forward shareholders are strongly urged to read the License Agreement in its entirety.

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company developing FP187, a proprietary formulation of DMF (dimethyl fumarate) for the treatment of inflammatory and neurological indications.  Since our founding in 2005, we have worked to advance unique formulations of DMF, which is an immune modulator, as a therapeutic agent to improve the health and well-being of patients with immune disorders including multiple sclerosis.  FP187, our clinical candidate, is a DMF formulation in a delayed and slow release oral dose.

Our principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on NASDAQ Stock Market (FWP).  For more information about the Company’s products and developments, please visit our web site at http://www.forward-pharma.com.

Forward Pharma A/S Media Contact:

Sharon Klahre, Director, Investor Relations

Forward Pharma USA, LLC

7 Skyline Drive

Hawthorne, NY 10532

SK@forward-pharma.com

+1 914-752-3542

The Ruth Group

Lee Roth

lroth@theruthgroup.com

+1 646-536-7014

Forward Looking Statements:

Certain statements in this press release or in the above-referenced presentation may constitute “forward-looking statements” of Forward Pharma A/S (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “hope,” “would” and “potential.”  Forward-looking statements are predictions only which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements.  Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the License Agreement; the Company’s ability to obtain, maintain and defend issued patents with protective claims; the issuance and term of patents; the Company’s ability to prevail in or obtain a favorable decision in any patent interference or infringement action; the Company’s ability to recover damages in any patent infringement action; uncertainties relating to our development plans and activities, including the commencement of any clinical trial and the results, timing, cost and location thereof; risks and uncertainties related to the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; our ability to commercialize and generate revenue from our sole clinical candidate, FP187; clinical development, and clinical trials of FP187 may not be successful; completion of required clinical trials may take longer than we anticipate, which could result in increased costs, limit our access to funding and delay or limit our ability to obtain regulatory approval for FP187; and our evaluation of alternative Phase 3 clinical strategies in RRMS may not be successful or shorten our time to commercialization and/or reduce costs. These and other factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2015. We are providing this information as of the date of this press release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Forward Pharma A/S